U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of October 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Semi-Annual Report, filed on September 27, 2004, with the Kanto Local Finance Bureau

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	October 1, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

On September 27, 2004 (Japan time), the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan.

I. Corporate Information

(1) Consolidated Financial Summary

(2) Principal Business

(3) Changes in Subsidiaries and Affiliated Companies

(4) Number of Employees

II. The Business

(1) Operating Results

(2) Production, Orders and Sales

(3) Company Priorities

(4) Material Contracts

(5) Research and Development

III. Property, Plant, and Equipment

(1) Capital Investment

(2) Prospect of Capital Investment

IV. Conditions of Reporting Company

(1) Condition of Shares

(2) Stock Price Trend

(3) Condition of Directors and Corporate Officers

V. Financial Statements

I. Corporate Information

(4) Number of Employees

The number of employees of Trend Micro and its subsidiaries by the department are summarized as follows:

As of June 30, 2004
Sales	456
Marketing	157
Technical support	572
Research and development	534
Administrative	367

Total	2,086

Notes:

1.	The number of employees represents the number of full-time employees.

2.	The number of employees increased by 196 from the end of previous fiscal year mainly due to recruiting to extend Trend Micro’s business scale.

IV. Conditions of Reporting Company

(1) Condition of Shares

Share Information

1. Authorized Share Capital

Type	Authorized Share Capital (share)
Common Stock	250,000,000
Total	250,000,000

2. Issued Shares

	As of June 30, 2004	As of September 27, 2004
Number of Shares Issued (share)	133,997,891	134,523,037

Stock Options

1. Stock Acquisition Rights

	Number of Shares Outstanding as of June 30, 2004 (share)	Number of Shares Outstanding as of August 31, 2004 (share)	Exercise Price per Share (Yen)
Stock Acquisition Right (10th plan)	1,258,000	1,218,500	2,230
Stock Acquisition Right (11th plan)	2,102,000	1,958,500	1,955
Stock Acquisition Right (12th plan)	1,500,000	1,500,000	2,695
Stock Acquisition Right (13th plan)	3,000,000	3,000,000	4,310

2. Stock Option under the Former Japanese Commercial Code

	Number of Shares Outstanding as of June 30, 2004 (share)	Number of Shares Outstanding as of August 31, 2004 (share)	Exercise Price per Share (Yen)
Stock Option under the Former Japanese Commercial Code	707,000	707,000	5,760

3. Warrants

	Subscription Rights Outstanding as of June 30, 2004 (thousands of Yen)	Subscription Rights Outstanding as of August 31, 2004 (thousands of Yen)	Exercise Price per Share (Yen)
8th series of warrants	3,830,000	3,088,000	2,590
9th series of warrants	3,491,000	3,152,000	3,450

Changes in Issued Shares and Common Stock

Date	Number of Shares Issued (shares)	Common Stock (thousands of Yen)
December 31, 2003	132,620,100	7,396,194
June 30, 2004	133,997,891	9,144,982

Major Shareholders

		As of June 30, 2004
Name	Number of Shares Owned (Thousands of Shares)	Percent of Number of Shares Issued (%)
Trueway Company Limited	23,198	17.31
Gainway Enterprises Limited	9,705	7.24
MLPFS Custody Account No. 2	7,866	5.87
Ming-Jang Chang	5,208	3.88
State Street Bank and Trust Company	2,675	1.99
JP Morgan Chase Oppenheimer Funds JASDEC Account	1,766	1.31
STG Incentive Company L.L.C.	1,342	1.00
BNP Paribas Securities(Japan) Limited.	1,291	0.96
Caisse des Depots et Consignations-FM	1,200	0.89
Chase Manhattan Bank GTS Clients Account Escrow	1,199	0.89
Total	55,452	41.38

Treasury Stock

As of June 30, 2004
Number of Shares Held by the Company (share)	2,509,354

(2) Stock Price Trend

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of the fiscal year 2004:

	January	February	March	April	May	June
High (Yen)	3,280	3,380	3,710	4,490	4,280	4,980
Low (Yen)	2,865	2,795	3,340	3,620	3,380	3,840

V. Financial Statements

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Except December 31, 2003, all balances unaudited)

ASSETS

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2003	December 31, 2003	June 30, 2004	June 30, 2004
Current assets:
Cash and cash equivalents	(Yen)42,654,956	(Yen)46,718,940	(Yen)40,462,189	$374,650
Time deposits	65,895	440,323	460,391	4,263
Marketable securities	9,198,296	10,253,029	20,079,321	185,920
Notes and accounts receivable, trade –less allowance for doubtful accounts and sales returns of (Yen)908,956 in the first half of FY2003, (Yen)1,023,734 in FY2003, and (Yen)842,681 ($7,803) in the first half of FY2004, respectively	9,077,624	11,681,457	12,323,100	114,102
Inventories	143,475	77,950	189,226	1,752
Deferred income taxes	4,383,944	4,896,909	5,962,030	55,204
Prepaid expenses and other current assets	1,097,087	1,397,821	1,108,786	10,267

Total current assets	66,621,277	75,466,429	80,585,043	746,158

Investments and other assets:
Securities investments	597,564	624,778	581,375	5,383
Investment in and advances to affiliated Companies	103,872	119,591	138,183	1,280
Software development costs	708,208	505,616	530,841	4,915
Other intangibles	398,598	311,756	307,188	2,844
Deferred income taxes	1,681,569	1,804,238	1,767,857	16,369
Other	1,130,687	734,533	652,561	6,042

Total investments and other assets	4,620,498	4,100,512	3,978,005	36,833

Property and equipment:
Office furniture and equipment	2,922,056	2,823,506	2,943,219	27,252
Other properties	1,010,080	1,038,524	1,162,394	10,763

	3,932,136	3,862,030	4,105,613	38,015
Less: Accumulated depreciation	(2,016,352)	(2,157,884)	(2,389,676)	(22,127)

Total property and equipment	1,915,784	1,704,146	1,715,937	15,888

Total assets	(Yen)73,157,559	(Yen)81,271,087	(Yen)86,278,985	$798,879

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Except December 31, 2003, all balances unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2003	December 31, 2003	June 30, 2004	June 30, 2004
Current liabilities:
Current portion of long-term debt	(Yen)6,500,000	(Yen)6,500,000	(Yen)—	$—
Notes payable, trade	94,611	96,204	63,044	584
Accounts payable, trade	986,193	899,508	1,824,187	16,891
Accounts payable, other	1,286,402	1,326,244	1,987,842	18,406
Withholding income taxes	437,663	490,315	572,839	5,304
Accrued expenses	1,941,800	1,984,175	2,185,496	20,236
Accrued income and other taxes	3,232,548	4,280,797	4,638,402	42,948
Deferred revenue	15,067,937	17,486,298	20,409,178	188,974
Other	220,188	557,050	796,297	7,373

Total current liabilities	29,767,342	33,620,591	32,477,285	300,716

Long-term liabilities:
Deferred revenue	3,061,910	3,017,105	3,187,325	29,512
Accrued pension and severance costs	437,021	487,409	588,430	5,448
Other	255,113	194,185	160,329	1,484

Total long-term liabilities	3,754,044	3,698,699	3,936,084	36,444

Shareholders’ equity:
Common stock
Authorized
-June 30, 2003 250,000,000 shares
-December 31, 2003 250,000,000 shares
-June 30, 2004 250,000,000 shares
(no par value)
Issued
-June 30, 2003 132,503,417 shares	7,257,060
-December 31, 2003 132,620,100 shares		7,396,194
-June 30, 2004 133,997,891 shares			9,144,983	84,676
Additional paid-in capital	12,936,584	13,165,881	14,756,997	136,639
Retained earnings	22,294,463	28,236,466	33,355,669	308,848
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	66,163	70,965	(91,832)	(850)
Cumulative translation adjustments	531,776	(500,946)	(565,491)	(5,236)

	597,939	(429,981)	(657,323)	(6,086)

Treasury stock, at cost
-June 30, 2003 1,456,770 shares	(3,449,873)
-December 31, 2003 1,958,647 shares		(4,416,763)
-June 30, 2004 2,504,854 shares			(6,734,710)	(62,358)

Total shareholders’ equity	39,636,173	43,951,797	49,865,616	461,719

Total liabilities and shareholders’ equity	(Yen) 73,157,559	(Yen) 81,271,087	(Yen) 86,278,985	$798,879

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30, 2004
	2003	2004
Net sales	(Yen)22,309,642	(Yen)28,464,157	$263,557
Cost of sales	1,528,771	1,902,555	17,616

Gross profit	20,780,871	26,561,602	245,941

Operating expenses:
Selling	8,015,856	7,457,213	69,048
Research and development and maintenance	1,929,219	2,278,974	21,102
Customer support	2,402,122	2,717,490	25,162
General and administrative	2,611,807	2,705,635	25,052

Total operating expenses	14,959,004	15,159,312	140,364

Operating income	5,821,867	11,402,290	105,577

Other incomes (expenses):
Interest income	206,035	160,957	1,490
Interest expense	(114,829)	(44,644)	(413)
Gain (loss) on sales of marketable securities	—	82,857	767
Impairment loss of securities investments	(7,360)	—	—
Foreign exchange gain (loss), net	134,469	(29,075)	(269)
Other income (expense), net	(162,948)	(45,665)	(423)

Total other income (expense)	55,367	124,430	1,152

Net income before tax	5,877,234	11,526,720	106,729

Income taxes:
Current	3,145,367	5,498,022	50,908
Deferred	(568,140)	(922,416)	(8,541)

	2,577,227	4,575,606	42,367

Income before equity earnings (losses) of affiliated companies	3,300,007	6,951,114	64,362
Equity in earnings (losses) of affiliated companies	7,755	17,893	166

Net income	(Yen)3,307,762	(Yen)6,969,007	$64,528

	Yen	Yen	U.S. dollars
Per share data:
Net income
-Basic	(Yen)25.04	(Yen)52.41	$0.49
-Diluted	—	51.47	$0.48

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six month ended June 30,		For the six months ended June 30,
	2003	2004	2004
Net income	(Yen)3,307,762	(Yen)6,969,007	$64,528

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (losses) arising during period	160,406	(198,675)	(1,839)
Less reclassification adjustment for gains or losses included in net income	101,133	(67,303)	(623)

	261,539	(265,978)	(2,462)
Foreign currency translation adjustments	246,697	(64,545)	(598)

Total	508,236	(330,523)	(3,060)
Income tax expense related to unrealized gains (losses) on debt and equity securities	(111,499)	103,181	955

Other comprehensive income (loss), net of tax	396,737	(227,342)	(2,105)

Comprehensive income	(Yen)3,704,499	(Yen)6,741,665	$62,423

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months ended June 30,		For the six months ended June 30,
	2003	2004	2004
<Common stock>
Balance at beginning of period	(Yen)7,257,060	(Yen)7,396,194	$68,483
Exercise of stock purchase warrants and stock acquisition rights	—	1,748,789	16,193

Balance at end of period	7,257,060	9,144,983	84,676

<Additional paid-in capital>
Balance at beginning of period	13,021,554	13,165,881	121,906
Tax benefit from exercise of non-qualified stock warrants	143,115	115,383	1,069
Tax recognition derived from elimination of reversed warrant related with stock option plan	(228,085)	(249,978)	(2,315)
Loss on sales of treasury stock, net of tax	—	(22,941)	(212)
Exercise of stock purchase warrants and stock acquisition rights	—	1,748,652	16,191

Balance at end of period	12,936,584	14,756,997	136,639

<Retained earnings>
Balance at beginning of period	18,986,701	28,236,466	261,449
Net income	3,307,762	6,969,007	64,528
Stock issue costs, net of tax	—	(3,735)	(35)
Cash dividends	—	(1,829,260)	(16,938)
Loss on sales of treasury stock, net of tax	—	(16,809)	(156)

Balance at end of period	22,294,463	33,355,669	308,848

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	(83,877)	70,965	657
Net change during the period	150,040	(162,797)	(1,507)

Balance at end of period	66,163	(91,832)	(850)

<Cumulative translation adjustments>
Balance at beginning of period	285,079	(500,946)	(4,638)
Aggregate translation adjustments for the period	246,697	(64,545)	(598)

Balance at end of period	531,776	(565,491)	(5,236)

<Treasury stock, at cost>
Balance at beginning of period	(2,322,287)	(4,416,763)	(40,895)
Purchase of treasury stock	(1,127,586)	(2,616,694)	(24,229)
Sales of treasury stock	—	298,747	2,766

Balance at end of period	(3,449,873)	(6,734,710)	(62,358)

Total shareholders’ equity	(Yen)39,636,173	(Yen)49,865,616	$461,719

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Thousands of yen		Thousands of U.S. dollars
	For the six months Ended June 30,		For the six months ended June 30, 2004
	2003	2004
Cash flows from operating activities:
Net income	(Yen)3,307,762	(Yen)6,969,007	$64,528
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,106,517	785,396	7,272
Pension and severance costs, less payments	80,842	99,262	919
Deferred income taxes	(568,140)	(922,416)	(8,541)
(Gain) loss on sales of marketable securities	—	(82,857)	(767)
Impairment of securities investments	7,360	—	—
Equity in gain of affiliated companies	(7,755)	(17,893)	(166)
Changes in assets and liabilities:
Increase in deferred revenue	2,033,045	3,201,387	29,642
(Increase) decrease in accounts receivable, net of allowances	2,488,094	(719,133)	(6,659)
(Increase) decrease in inventories	219,748	(112,030)	(1,037)
Increase (decrease) in notes and accounts payable, Trade	(32,030)	896,839	8,304
Increase (decrease) in accrued income and other taxes	(856,478)	358,248	3,317
(Increase) decrease in other current assets	(67,865)	16,948	157
Increase (decrease) in accounts payable, other	(98,894)	279,029	2,584
Increase in other current liabilities	52,313	908,479	8,412
(Increase) decrease in other assets	(280,659)	390,684	3,617
Other	111,933	117,191	1,085

Net cash provided by operating activities	7,495,793	12,168,141	112,667

Cash flows from investing activities:
Payments for purchases of property and equipment	(483,462)	(226,434)	(2,097)
Software development cost	(356,809)	(402,096)	(3,723)
Payments for purchases of other intangibles	(111,050)	(200,253)	(1,854)
Proceeds from sales of marketable securities	1,700,000	954,474	8,838
Payments for purchases of marketable securities and security investments	(7,862,856)	(11,062,351)	(102,429)
Payments for time deposits	(173)	(20,068)	(186)

Net cash used in investing activities	(7,114,350)	(10,956,728)	(101,451)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	—	3,493,706	32,349
Redemption of bonds	(5,000,000)	(6,500,000)	(60,185)
Purchase of treasury stock (net of proceeds)	(1,127,586)	(2,357,697)	(21,831)
Tax benefit from exercise of non-qualified stock warrants	143,115	115,383	1,069
Tax recognition derived from elimination of reversed warrant related with stock option plan	(228,085)	(249,978)	(2,315)
Dividend paid	—	(1,814,984)	(16,805)

Net cash used by financing activities	(6,212,556)	(7,313,570)	(67,718)

Effect of exchange rate changes on cash and cash equivalents	656,248	(154,594)	(1,431)

Net decrease in cash and cash equivalents	(5,174,865)	(6,256,751)	(57,933)
Cash and cash equivalents at beginning of period	47,829,821	46,718,940	432,583

Cash and cash equivalents at end of period	(Yen)42,654,956	(Yen)40,462,189	$374,650

Supplementary information of cash flow:
Payment for interest expense	117,289	19,424	$180
Payment for income taxes	3,935,610	5,754,866	$53,286

The accompanying notes are an integral part of these statements.

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL INFORMATION

(Unaudited)

1.	Basis of presentation

The unaudited consolidated interim financial information of Trend Micro Incorporated and its subsidiaries (collectively “the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, the consolidated interim financial statements include all adjustments, which are of a normal recurring nature, that are necessary for a fair statement of the results for the six-month period. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results for the year ended December 31, 2004.

2.	Summary of significant accounting policies

(1) Significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post- contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary service revenue. Royalty revenue is comprised of fees from ‘Application service providers’ and ‘Internet service providers’ and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue at the time of the sale.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 5 years for office furniture and equipment, and from 4 to 24 for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees”. The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, as amended by FAS No. 148.

Income taxes

The current provision for income tax is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(2) Recent pronouncements:

In December 2003, the FASB revised FAS No. 132, “Employers’ Disclosures about Pensions and other Post-retirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” This new FAS No. 132 retains all of the disclosure requirements of FAS No. 132; however, it also requires additional annual disclosures describing types of plan assets, investment strategy, measurement date(s), expected employer contributions, plan obligations, and expected benefit payments of defined benefit pension plans and other defined benefit postretirement plans. In accordance with the transition provisions of new FAS No. 132, the Company expanded to include the new disclosures required as of December 31, 2003 for domestic (Japan) plan and is expected to include those for foreign plans effective from fiscal years ending after June 15, 2004.

In March 2004, EITF reached a consensus on Issue No. 03-01 (“EITF 03-01”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This Issue provides guidance which should be used to determine the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of FAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” certain debt and equity securities within the scope of FAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit-Organization,” and equity securities that are not subject to the scope of FAS No. 115 and not accounted for under the equity method of accounting. The guidance also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments, which the Company has applied already. The recognition and measurement guidance in the consensus should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004 and the disclosure requirements for cost method investments are effective for annual financial statements for the years ending after June 15, 2004. On September 15, 2004, the FASB issued two proposed FASB Staff Positions: Proposed FSP EITF Issue 03-1-a, which provides guidance for the application of paragraph 16 of EITF Issue 03-1 to debt securities that are impaired because of interest rate and/or sector spread increases, and Proposed FSP EITF Issue 03-1-b, which delays the effective date of Issue 03-1 for debt securities that are impaired because of interest rate and/or sector spread increases. The Company is currently evaluating the impact of adopting this guidance and its proposed FSPs, if adopted.

(3) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 presentation.

3.	U.S. dollar amounts

U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at June 30, 2004 ((Yen)108.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4.	Per share information

Reconciliation of the differences between basic and diluted EPS for the six month ended June 30, 2003 and 2004, is as follows:

	For the six month ended June 30, 2003	For the six month ended June 30, 2004	For the six month ended June 30, 2004
	Thousands of yen		Thousands of U.S. dollars
Net income available to common stock holders	(Yen)3,307,762	(Yen)6,969,007	$64,528

	Shares
Weighted-Average shares	132,098	132,974	132,974
Effect of dilutive securities:
Stock options	—	2,419	2,419
Weighted-Averageshares for diluted EPS computation	132,098	135,393	135,393

	Yen		U.S. dollars
Basic EPS:	(Yen)25.04	(Yen)52.41	$0.49
Diluted EPS:	—	51.47	0.48

Shareholders’ equity per share as of June 30 and December 31, 2003 and June 30, 2004 were as follows:

	June 30, 2003	December 31, 2003	June 30, 2004	June 30, 2004
	Yen			U.S. dollars
Shareholders’ equity per share	(Yen)302.46	(Yen)336.38	(Yen)379.23	$3.51

5.	Cash and cash equivalents

Cash and cash equivalents as of June 30 and December 31, 2003 and June 30, 2004 were as follows:

	June 30, 2003	December 31, 2003	June 30, 2004	June 30, 2004
	Thousands of yen			Thousands of U.S. dollars
Cash	(Yen)40,192,122	(Yen)44,032,813	(Yen)37,679,103	$348,881
Time deposits with original maturities of three months or less	2,462,834	2,686,127	2,783,086	25,769

	42,654,956	46,718,940	40,462,189	$374,650

6.	Time deposits

The U.S. subsidiary had (Yen)65,895 thousand, (Yen)59,354 thousand and (Yen)60,221 thousand ($558 thousands) of restricted cash set aside in accordance with the terms of building lease agreement as at June 30 and December 31, 2003 and June 30, 2004, respectively. The restricted cash is included in time deposits.

7.	Marketable securities and securities investments

Marketable securities include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of June 30 and December 31, 2003 and June 30, 2004, were as follows:

Thousands of yen
June 30, 2003
Available for sale:	Cost	Gains	Losses	Fair value
Mutual funds	(Yen)2,887,161	(Yen)139,702	(Yen)—	(Yen)3,026,863
Equity securities	—	—	—	—
Debt securities	6,108,529	219,689	156,785	6,171,433

Total	(Yen)8,995,690	(Yen)359,391	(Yen)156,785	(Yen)9,198,296

Thousands of yen
December 31, 2003
Available for sale:	Cost	Gains	Losses	Fair value
Mutual funds	(Yen)3,606,521	(Yen)89,943	(Yen)—	(Yen)3,696,464
Equity securities	—	—	—	—
Debt securities	6,484,630	196,533	124,598	6,556,565

Total	(Yen)10,091,151	(Yen)286,476	(Yen)124,598	(Yen)10,253,029

Thousands of yen
June 30, 2004
Available for sale:	Cost	Gains	Losses	Fair value
Mutual funds	(Yen)6,403,293	(Yen)8,243	(Yen)—	(Yen)6,411,536
Equity securities	—	—	—	—
Debt securities	13,737,424	82,346	151,985	13,667,785

Total	(Yen)20,140,717	(Yen)90,589	(Yen)151,985	(Yen)20,079,321

Thousands of U.S. dollars
June 30, 2004
Available for sale:	Cost	Gains	Losses	Fair value
Mutual funds	$59,290	$76	$—	$59,366
Equity securities	—	—	—	—
Debt securities	127,198	763	1,407	126,554

Total	$186,488	$839	$1,407	$185,920

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, increased by (Yen)150,040 thousand and (Yen)154,842 thousand and decreased by (Yen)162,797 thousand ($1,507 thousand), for the six month ended June 30 and for the year ended December 31, 2003 and for the six month ended June 30, 2004, respectively.

Proceeds from sales of “available-for-sale” securities for the six month ended June 30, 2003 and 2004 were (Yen)1,700,000 thousand and (Yen)954,474 thousand ($8,838 thousand), respectively. Realized gains on sales of “available-for-sale” securities for the six month ended June 30, 2004 was (Yen)82,857 thousand ($767 thousand).

8.	Research and development and maintenance costs, and software development costs

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen)839,277 thousand and (Yen)1,227,714 thousand ($11,368 thousands) for the six month ended June 30,2003 and 2004, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen)1,089,942 thousand and (Yen)1,051,260 thousand ($9,734 thousand) for the six month ended June 30,2003 and 2004, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Thousands of yen			Thousands of U.S. dollars
	For the six month ended June 30, 2003	For the year ended December 31, 2003	For the six month ended June 30, 2004	For the six month ended June 30, 2004
Software development costs:
Balance at beginning of year	(Yen)936,058	(Yen)936,058	(Yen)505,616	$4,682
Additions, at cost	356,809	788,760	402,096	3,723
Amortization for the period	(584,659)	(1,219,202)	(376,871)	(3,490)

Balance at end of period	(Yen)708,208	(Yen)505,616	(Yen)530,841	$4,915

9.	Short-term borrowings and long-term debt

At June 30, 2004, the Company had unused lines of credit amounting to (Yen)700,000 thousand ($6,481 thousand) relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	Thousands of yen			Thousands of U.S. dollars
	June 30, 2003	December 31, 2003	June 30, 2004	June 30, 2004
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	5,000,000	—	—
Unsecured 1.5% bonds, due 2004 with detachable warrants	1,500,000	1,500,000	—	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	6,000,000	6,000,000	55,556
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000	4,000,000	37,037

	16,500,000	16,500,000	10,000,000	92,593
Less — treasury bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	(6,000,000)	(6,000,000)	(55,556)
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(4,000,000)	(37,037)

	6,500,000	6,500,000	—	—
Less – portion due within one year	(6,500,000)	(6,500,000)	—	—

	—	—	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the first six month ended June 30 and for the year ended December 31, 2003 and for the first six month ended June 30, 2004.

During the first six months ended June 30, 2004, (Yen)6,500,000 thousands of bonds were redeemed.

10.	Stock Option

Based on the Company’s 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	February 15, 2001 February 23, 2001	May 8, 2001 May 16, 2001	October 25, 2001 November 1, 2001	March 26,2002 April 2, 2002

2.	Date of bond issuance	March 19, 2001	June 4, 2001	November 19, 2001	April 18, 2002

3.	Maturity date	March 19, 2004	June 4, 2004	November 19, 2004	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen)5,000,000	(Yen)1,500,000	(Yen)6,000,000	(Yen)4,000,000

5.	Issued to	Public	Public	Public	Public

6.	Date on which the bonds were fully redeemed	March 19, 2004	June 4, 2004	—	—

7.	Exercise price per each warrant	(Yen)5,675	(Yen)5,760	(Yen)2,590	(Yen)3,450

8.	Warrant exercise period	April 12, 2001 to March 12, 2004	May 17, 2002 to May 28, 2004	November 2, 2002 to November 12, 2004	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	881,057	260,416	2,316,602	1,159,420

10.	Outstanding as of December 31, 2003	873,128	256,076	2,264,864	1,158,840

11.	Outstanding as of June 30, 2004	—	—	1,478,764	1,011,884

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2003	4,553
Granted	—
Exercised	933
Redeemed	1,129
Cancelled	—
Outstanding at June 30, 2004	2,491

Exercisable Stock warrants at June 30, 2004	2,119

The grants of March 19, 2001, June 4, 2001, November 19, 2001 and April 18, 2002 did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2003	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at June 30, 2004	707

Exercisable subscription rights at June 30, 2004	125

The grants of options to the directors and employees were accounted for under APB No.25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12,2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28,2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2003	5,933
Granted	3,000
Exercised	567
Redeemed	—
Cancelled	506
Outstanding at June 30, 2004	7,860

Exercisable Stock acquisition rights at June 30, 2004	1,031

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003, (Yen)1,955 issued on May 28, 2003, (Yen)2,695 issued on November 14, 2003 and (Yen)4,310 issued on April 28,2004 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

Certain pro forma disclosures

In October 1995, FAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the stock options with warrants, the stock options under the U.S. program, which was expired in July 2003, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by FAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Thousands of Yen, except per share data		Thousands of U.S. dollars, except per share data
	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2004
Net income:
As reported	3,307,762	6,969,007	$64,528
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(597,527)	(1,058,726)	(9,803)
Pro forma net income	2,710,235	5,910,281	54,725
Net income per share:
As reported—
Basic	(Yen)25.04	(Yen)52.41	$0.49
Diluted	—	51.47	0.48
Pro forma net income—
Basic	(Yen)20.52	(Yen)44.45	$0.41
Diluted	—	43.65	0.40

The fair values of the stock options with warrants, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the first six months ended June 30, 2003 and 2004; expected life of 4.7-5.0 years, volatility of 44.870-49.210 % and dividend yield of 0.58-0.66% for 2003; expected life of 5.00 years, volatility of 59.570 % and dividend yield of 0.39 % for first half of 2004; and risk-free interest rates of ranging from 0.160 % to 0.294 % for options granted first six months ended June 30, 2003 and risk-free interest rates of 0.674 % for options granted during the first half of 2004. The weighted average fair value per share of options granted above during first half of 2003 and first half of 2004 were (Yen)777 to 802 and (Yen)2,235 ($20.69), respectively.

11.	Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Tokyo Small Computer Software Industry Welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan were (Yen)39,388 thousand and (Yen)40,401 thousand ($374 thousand) for the six month ended June 30, 2003 and 2004, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who are with services for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information about net periodic benefit cost regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	June 30,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)65,586	(Yen)71,856	$665
Interest cost	2,499	3,191	30
Amortization of unrecognized transition obligation	556	156	1
Recognized actuarial loss	1,162	—	—

Net periodic pension cost	(Yen)69,803	(Yen)75,203	$696

Information about net periodic benefit cost regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	June 30,
	2003	2004	2004
	Thousands of yen		Thousands of U.S. dollars
Components of net periodic benefit cost:
Service cost	(Yen)25,989	(Yen)31,809	$295
Interest cost	4,477	4,629	43
Expected return on plan assets	(1,725)	(1,814)	(17)
Amortization of prior service cost	536	1,227	11
Recognized actuarial loss	1,212	504	5

Net periodic pension cost	(Yen)30,489	(Yen)36,355	$337

Employer Contributions in foreign subsidiaries

For the six month ended June 30, 2004, foreign subsidiaries had made (Yen)11,762 thousand ($109 thousand) contributions to their pension plans. The foreign subsidiaries anticipate contributing an additional (Yen)13,270 thousand ($123 thousand) to fund the foreign subsidiaries’ pension plans in 2004 for a total of (Yen)25,032 thousand ($232 thousand).

12.	Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However, ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market with changes in value recognized in other income or expense.

At June 30, 2004, the notional principal amount of the interest rate swap arrangement was (Yen)200,000 thousand ($1,852 thousand), and the carrying amount of the arrangement and the related fair value were credit balance of (Yen)3,099 thousand ($29 thousand). The fair value of the interest rate swap arrangement is estimated based on the discounted amounts of future net cash flows. The interest rate cap arrangement expired at May 2004 and the swap arrangement will expire at January 2005.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At June 30, 2003, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)6,500,000 thousand and (Yen)6,506,430 thousand, respectively. At December 31,2003, the carrying amount and the estimated fair value of the current portion of the long-term debt are (Yen)6,500,000 thousand and (Yen)6,501,522 thousand, respectively. At June 30,2004, there was substantially no long-term debt including the current portion. The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

13.	Advertising costs

Advertising costs included in operating expenses were (Yen)1,395,659 thousand and (Yen)1,358,562 thousand ($12,579 thousand) for the six months ended June 30, 2003 and 2004, respectively.

14.	Customer support costs

Customer support costs are primarily payroll, related expenses and outsourced customer service fees, which relate to activities such as maintenance of customer’s database, education promotions to customers, investigation for appropriate customer support methodologies, responses to customer’s questions and sales promotions to customers via telephone. Customer support costs in operating expenses were (Yen)2,402,122 thousand and (Yen)2,717,490 thousand ($25,162 thousand) for the six months ended June 30, 2003 and 2004, respectively.

15.	Leases

Rental expenses under operating leases for the six months ended June 30, 2003 and 2004 were (Yen)784,447 thousand, and (Yen)704,594 thousand ($6,524 thousand), respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms at June 30, 2004 are as follows:

	Thousands of yen	Thousands of U.S. dollars
Year ending December 31:
2004	(Yen)428,279	$3,966
2005	398,285	3,688
2006	97,217	900
2007	7,064	65
2008	3,812	35

Total minimum future lease payments	(Yen)934,657	$8,654

16.	Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)25,572 thousand, (Yen)47,419 thousand, and (Yen)1,980 thousand ($18 thousands) of reserves for specific liabilities, as of June 30 and December 31, 2003 and as of June 30, 2004, respectively, in connection with the Agreement that we currently deem to be probable and estimable. As of June 30,2004, the Company had notes receivable balances amounting to (Yen)107,750 thousand ($998 thousand) which were discounted. The company recorded notes receivable, net of those, which were discounted, on balance sheets.

17.	Segment Information

The Company has been specializing in the ‘Security software business’.

The Company previously had not disclosed Operating Segment information as required by FAS 131 “Disclosures about Segments of an Enterprise and Related Information”. Effective from FY2003, the Company has implemented a new internal reporting system. The information now provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segments’ sales and operating income (loss). These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements. FY2003 was the initial year of the revised segment disclosure and the figures for the six months ended June 30, 2003 have been prepared on a consistent basis.

	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the six months ended June 30, 2004
	Thousands of Yen		Thousands of U.S. dollars
Net sales to external customers:
Japan	(Yen)9,530,315	(Yen)12,066,931	$111,731
North America	4,461,668	5,341,630	49,459
Europe	5,474,014	7,374,532	68,283
Asia Pacific	2,169,675	2,821,212	26,122
Latin America	673,970	859,852	7,962
Corporate	—	—	—

Consolidated Total	22,309,642	28,464,157	$263,557

Operating income (loss)
Japan	(Yen)5,919,322	(Yen)7,798,353	$72,207
North America	2,708,561	3,146,516	29,135
Europe	2,330,921	4,157,410	38,495
Asia Pacific	247,390	605,816	5,609
Latin America	284,347	385,447	3,569
Corporate	(5,668,674)	(4,691,252)	(43,438)

Consolidated Total	5,821,867	11,402,290	$105,577

Significant customer

	( Thousands of yen )
Customer	For the six month ended June 30, 2003		For the six month ended June 30, 2004
	Net Sales	Ratio	Net Sales	Ratio
SOFTBANK BB	(Yen)4,196,074	18.8%	(Yen)4,906,210	17.2%

( Thousands of U.S.dollars )
For the six month ended June 30, 2004
Net Sales
SOFTBANK BB	$45,428